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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13d-102)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
      (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*
                                             --

                        BALDWIN TECHNOLOGY COMPANY, INC.
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                               (Name of Issuer)

                              CLASS A COMMON STOCK
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                        (Title of Class of Securities)

                                  058264-10-2
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                                (CUSIP Number)


--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [   ]  Rule 13d-1(d)


---------------
Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



                               PAGE 1 OF 5 PAGES
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CUSIP NO.    058264-10-2                13G            PAGE   2   OF   5  PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   AKIRA HARA
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    JAPANESE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                        1,260,018 (ITEM 4)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                         NONE
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
   PERSON                          1,260,018 (ITEM 4)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                   NONE
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,260,018 (ITEM 4)
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               APPROXIMATELY 9.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)
               INDIVIDUAL
          ---------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13G

CUSIP NO. 058264-10-2                                   PAGE  3   OF   5  PAGES
         ---------------------                              -----    -----


ITEM 1(a)      NAME OF ISSUER:

               Baldwin Technology Company, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               12 Commerce Drive, Shelton, CT 06484

ITEM 2(a)      NAME OF PERSON FILING:

               Akira Hara

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o Baldwin Japan Ltd.
               4-34 Toyo 2-chome
               Kohtoh-ku, Tokyo 135
               Japan

ITEM 2(c)      CITIZENSHIP:

               Japanese

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Class A Common Stock

ITEM 2(e)      CUSIP NUMBER:  058264-10-2

ITEM 3. N/A Person filing this Amendment is not an entity listed in this item.

ITEM 4.        OWNERSHIP:

               (a) As of December 31, 2000, Mr. Akira Hara owns 1,260,018 shares of Class A Common Stock, including 748,418 shares owned directly; 260,600 shares which he has a right to receive upon conversion of 260,600 shares of Class B Common Stock; 161,000 shares which he has the right to acquire upon the exercise of stock options exercisable within 60 days; and 90,000 shares which he has a right to acquire/receive upon exercise of stock options exercisable within 60 days and conversion of 90,000 shares of Class B Common Stock.

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                                  SCHEDULE 13G

CUSIP NO. 058264-10-2                                   PAGE  4   OF   5  PAGES
         ---------------------                              -----    -----


               (b)  PERCENT OF CLASS: 9.4%

               (c) Mr. Akira Hara has sole power to vote, dispose and direct the disposition of all 1,260,018 shares which he beneficially owns.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable

ITEM 10. CERTIFICATION

         Not Applicable
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 6, 2001                             By: /s/ Akira Hara
                                             ------------------
                                             Akira Hara



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